

Mail Stop 3561

February 20, 2009

Mr. Joseph A. Merkel
President and Chief Executive Officer
American Antiquities, Inc.
2531 Jackson Road
Suite 177
Ann Arbor, Michigan 48103

      RE: American Antiquities, Inc.
              Form 10-K for Fiscal Year Ended October 31, 2008
              Filed January 29, 2009
              File No. 333-130446

Dear Mr. Merkel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please review and revise all 10-K Items in future filings to ensure the disclosures reflect current information. In addition, revise Management's Discussion and Analysis of Financial Condition and Results of Operations in future filings to fully comply with Item 303 of Regulation S-K.

Item 9A. Controls and Procedures, page 35

2.   Since you were required to file or filed an annual report for the prior fiscal year, you are required to report on your management's assessment of internal control over financial reporting. Please revise to provide management's report on internal control over financial reporting that contains the information in Item 308(T)(a) of Regulation S-K. You may find the following documents helpful in complying with your reporting obligation:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8810/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

3.   We note that your Chief Executive and Chief Financial Officers' concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please note the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, as a result of the failure to file management's report on internal control over financial reporting, we believe your annual report is materially deficient and that you are not timely or current in your Exchange Act Reporting. In light of these facts, we believe that management should conclude that disclosure controls and procedures were not effective as of the end of the period covered by the report. Please revise the conclusion of your Chief Executive and Chief Financial Officers' to state that disclosure controls and procedures were not effective as of the end of the fiscal year.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3849.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant